EXHIBIT 99.1

Share Transfer Agreement

Transferor  ("Party A"):  Farmmi International Limited

Legal representative: Yefang Zhang

Transferee ("Party B"): Lishui Jiuanju Trading Co., LTD

Address: 307 Tianning Industrial Zone, Liandu District, Lishui City, Zhejiang Province

Legal representative: Yafei Chen

 Farmmi (Hangzhou) Ecology Agriculture Development Co., Ltd. ("the target company") was established in Jiande City, Zhejiang Province on April 25, 2021 with a registered capital of $30 million. Party A hold 100% of the shares of the target company. Party A would like to transfer to Party B, and Party B would like to acquire, all of the shares of the target company held by Party A.

In accordance with the provisions of the Company Law of the People's Republic of China and The Civil Code of the People's Republic of China, the parties have reached the following Agreement on the transfer shares by consensus:

1. Qualifications

1.1 Party A is a legally established and validly existing independent legal entity. The Company No is: 2277267.

1.2 Party B is a legally established and validly existing independent legal entity. Its Uniform social credit code is: 91331100XXXXXX.

2. Share Transfer

2.1 Party A hereby agrees to sell all its shares and assets of the target company to Party B, and Party B agrees to purchase it. After the transfer is completed, Party B shall hold 100% of the shares of the target company.

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2.2 As of September 18, 2024, the creditor's rights and liabilities of the target company have been accounted for clearly and without concealment, and both parties to the transfer have approved.

3. Transfer Price and Payment Method

3.1 Party A agrees to transfer 100% of its shares of the target company to Party B under the conditions set out in this Agreement, and the total price of this share transfer is RMB12,000.

3.2  Party B shall pay the price in cash as follows:

 Within 30 days after the execution of this Agreement, Party B shall pay the above-mentioned transfer price to the account designated by Party A in one lump sum.

4. Party A’s Representations

4.1 Party A warrants that it has full and effective right to dispose of the shares  transferred to party B .

4.2 Party A as the target company’s shareholder has fully fulfilled the capital contribution obligation of the target company's registered capital.

4.3 The shares to be sold by Party A has been approved and authorized by the target company and Party A.

5. Party B’s Representations

5.1 Party B recognizes and will perform the amended articles of association of the target company.

5.2 Party B has obtained the necessary corporate approval and authorization for the purchase of the shares of the target company.

5.3 Party B warrants that the funds used for acquisition come from its own legally owned funds.

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6. Transfer Fees and Change of Registration

6.1 Party A shall, after consultation with the target company, handle the industrial and commercial modification procedures of share transfer and the approval of other relevant authorities.

6.2 Both parties agree that Party B shall bear the relevant expenses incurred in handling the share transfer agreed herein.

6.3 Party B shall not, in any way from the date of the purchase of all the shares of the target company from Party A, claim any rights to payment or fees in respect of the target company’s operations from Party A who has already sold the target company.

6.4 Party B accepts all equipment, facilities and corollary equipment of the target company without any conditions attached.

6.5 From the date of signing this Agreement, the rights to the shares of the target company officially transfer to Party B.

7. Rights and Obligations of Shareholders

7.1 From the date of signing the Agreement, Party A will no longer have the rights of a shareholder to the target company and will no longer perform the obligations of a shareholder.

7.2 From the date of signing the agreement, Party B shall be entitled to the rights and obligations of the shareholders of the target company. If necessary, Party A shall assist Party B in exercising the rights of a shareholder and fulfilling the obligations of a shareholder, including signing relevant documents in the name of Party A.

8. Modification and Termination of the Agreement

This Agreement may be modified or terminated in any of the following manners, but both parties shall sign a modification or cancellation agreement.

8.1 This Agreement cannot be fulfilled due to force majeure or an external cause that cannot be prevented without any fault from one party;

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8.2 One party loses its actual performance capability;

8.3 The breach of contract by one party has seriously affected the economic benefit of the other party;

8.4 Due to changes in circumstance, both parties reach an agreement through consultation;

8.5 Other changes or cancellations agreed in the contract.

9. Liability for Breach of Contract

9.1 If any party fails to perform the Agreement or seriously violates any of the terms of this Agreement, the defaulting party shall compensate the non-defaulting party for all economic losses. Unless otherwise stipulated in the Agreement, the non-defaulting party also has the right to request the termination of this Agreement and to claim from the defaulting party for all the financial losses suffered by the non-defaulting party.

9.2 If Party B fails to pay the share transfer payment on time according to the provisions of Article 2 of this Agreement, 1/1000 of the unpaid amount of the purchase price shall be charged to the buyer as penalty for each late payment date. After Party B has paid the late payment penalty to Party A, if the loss for Party A exceeds the amount of the penalty due to Party B’s breach of the contract or Party A has other damages due to Party B’s breach of contract, Party A shall maintain the rights to claim compensation for other damages.

10. Confidentiality

10.1 Without the written consent of the other party, neither party shall disclose to the third party any business secret or related information known during the performance of the Agreement, nor shall it disclose the contents of this Agreement and related archives to any third party, except for those that are required to be disclosed by laws and regulations.

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10.2 The confidentiality clause is an independent clause, and this clause is valid regardless of whether this Agreement is signed, changed, cancellation or terminated.

11. Dispute Resolution

Any dispute between Party A and Party B arising from the performance of this Agreement or related to this Agreement shall be settled through friendly negotiation. If the negotiation fails, either party has the right to resolve it in the first way:

11.1 File a lawsuit in the people's court where the Agreement was signed.

11.2 File a lawsuit in the People's Court of Party A.

11.3  File a lawsuit in a people's court with jurisdiction.

12. Effectiveness and others

12.1 This Agreement takes effect immediately after both parties stamp on it.

12.2 After the Agreement being into force, if one party needs to amend this Agreement, it shall notify the other party in writing (1) one business day in advance and sign a supplementary agreement after negotiation. Supplementary agreement shall have the same effect as this Agreement.

12.3 The Agreement is made in triplicate, each of which shall be deemed equally authentic. Each party shall hold one copy and the rest is submitted to the relevant authorities for approval or filing.

12.4 The Agreement is made on September 18, 2024 in Lishui City.

Party A: (stamp)

Legal Representative:

Date: September 18, 2024

Party B: (stamp)

Legal Representative:

Date: September 18, 2024

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